Annual Report

Cover Page

Name of issuer:

EX ZERO CARBON, INC.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: FL

Date of organization: 1/22/2021

Physical address of issuer:

1314 E Las Olas BLV #727
Fort Lauderdale FL 33301

Website of issuer:

https://zero-x.co/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,315.00	$0.00
Cash & Cash Equivalents:	$997.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$3,601.00	$0.00
Long-term Debt:	$206,375.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

EX ZERO CARBON, INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Late Annual Report for 2022.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Julien Uhlig	CEO	EX Venture	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Julien Uhlig	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
MHR Holding PTE Ltd. (23.5% owned by Dr. Arnim Rosenbach , 72.5% Michael Hofmeister)	25000000.0 Shares	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Zero Carbon Inc. works on high-technology carbon conversion. While the unit has been extensively tested, risks remain in regards to long-term structural and material strains, where future generations might need optimizations. Design changes might be needed to reach long-term operational success.

Zero Carbon builds complex technical machinery which can cause risk to operators, customers, and neighbors alike. The risks remain from lawsuits, damages, and legal proceedings against the company stemming from system deployment and or operations.

Zero Carbon operates in a cash-intensive environment, as such the risk remains that the company will not be able to generate sufficient capital to enter the desired markets and grow as fast as estimated.

The extensive know-how of the company is based on a small engineering team, the risk remains that this knowledge cannot be documented and transferred sufficiently to secure successful operations if one or more senior management members might leave the company, get insured, or die.

While Zero Carbon has been doing extensive testing, the risk remains that certain fuel sources add to the emissions and certain markets might not allow the operations of the machinery under current regulation, limiting the market potential of the company,

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Julien Uhlig is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	25,000,000	25,000,000	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	EX Venture Inc.
Issue date	12/30/21
Amount	$55,000.00
Outstanding principal plus interest	$55,000.00 as of 02/16/23
Interest rate	1.0% per annum
Maturity date	01/11/25
Current with payments	Yes

Related Party Loan Agreement for Operating Capital. Repayment in case of positive Business development. No maturity date.

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2021	Section 4(a)(2)		$250,000	General operations
9/2021	Regulation Crowdfunding	Convertible Note	$220,675	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ex Zero Carbon Pte. Ltd.
Amount Invested	$250,000.00
Transaction type	Other
Issue date	01/07/21
Relationship	Also Staff Member at MFC

In 2021, the Company entered into a service agreement with Ex Zero Carbon Pte. Ltd. ("Carbon"), an entity owned by Lorrayne Ribeiro, an engineer for MFC Multi Fuel Conversion GmbH ("MFC"), whereby Carbon provided the Company with research and development services. In September 2021, the Company entered into a purchase order with MFC Multi Fuel Conversion GmbH ("MFC") worth $250,000. As of December 31, 2021, Carbon has paid $112,000 of this total invoice for equipment on behalf of the Company.

behalf of the Company.

Name	EX Venture Inc.
Amount Invested	$55,000.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$55,000.00 as of 02/16/23
Interest rate	1.0% per annum
Maturity date	01/11/25
Current with payments	Yes
Relationship	Founder

The Company has entered into a licensing agreement with a related party, MFC MultifuelConversion GmbH (the German entity) to license the patents, know-how, software, copyrightable matter, and trademarks currently held by the related party to generate revenues.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Trash Into Treasure: Eliminating Global Waste by Turning Trash into Clean Energy

There are so many non-utilized waste streams depleting this planet's finite resources. In the last decade, we have spent the problems have only gotten worse. Now entire countries, as well as the ocean, are covered in mixed waste which is almost impossible to recycle. There are no cost-effective solutions available.

Zero Carbon is the exclusive License Holder of MFC- a leading German Developer of Small Scale Waste2Energy Systems! We developed the smallest waste treatment system, as small as a fridge.

This is multi-patent pending technology "Made in Germany." MFC generated about $ 5Mil. in Government Funding for Technical Innovation and Excellence. The Technology most recently completed university testing. With successful pilot projects for Tata in India and now in Bali we are entering global markets.

We are striving to reach 250 Mil. USD valuation within the next five years. Building an asset pool of our operational machines generating energy and reducing waste for our corporate partners. We work very closely with partners such as Schneider Electric to bring this technology to markets as fast as possible. Most of the needed development budget has been approved by the German Government, derisking the growth of the company going from validation to markets. These projections are not guaranteed.

Milestones

EX ZERO CARBON, INC. was incorporated in the State of Florida in January 2021.

Since then, we have:

- Turning Sewage, Municipal Waste, Agricultural Waste (and more!) into Clean Burning Hydrogen
- No waste products: Just clean fertilizer and natural bricks for building affordable housing.
- Miracle of German Engineering: Validated by German Government & Fraunhofer Institute (Germany's MIT)

- Up for $1.5M Government Grant (not guaranteed).

- 4 Patents Pending & 17 Years of R&D (German Company)

- Pilot Project Launching in Paris with $200MM potential renewal contract upon successful completion.

- Colossal Global Opportunity to solve the trash issues and Reduce Carbon Emissions across the world.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0.

- *Assets.* As of December 31, 2021, the Company had total assets of $0, including $0 in cash. As of December 31, 2020, the Company had $0 in total assets, including $0 in cash.

- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $55,000 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $55,000 in debt, $250k in related party service agreements, and $355,675 in Reg CF investments.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

MHR Holding PTE Ltd. ("MHR"), a Singapore company, owns 100% of the distributed shares of Ex Zero Carbon Inc. MHR Holding is owned by the inventor of the technology, Michael Hofmeister, and Head of Legal Dr. Arnim Rosenbach.

In September 2022, the Company entered into an Exclusive License Agreement with MFC Multi Fuel Conversion GmbH ("MFC"). MFC is active in the environmental industry for production of electric and thermal energy from combustion of renewable resources, particularly biomass, notably in the form of waste, and has developed extensive technical knowledge in this area, comprised inter alia in patent applications, utility models, know how/trade secrets including, but not limited to, basic and applied combustion technology. The Company desires to exclusively license from MFC the patents and know-how and software and other copyrightable matter and license the trademarks to enable the Company to exclusively market and license the underlying technologies to third parties, to exclusively prosecute & de-fend IP rights to these technologies, as well as to continue to develop the underlying technologies in any respect it deems fit. ig. All patent applications are filed and held by MFC.

The Team of Zero Carbon also founded Entrade Energiesysteme AG, which was taken over in 2018 by Rosemarin Holding, a UK Fund. As the former Head of Planning, Head of Engineering, Legal, and the CEO of Entrade are the founding team of Zero Carbon, we believe that this background is a vital piece of information. As Entrade Energiesystems AG, the Team has installed over 200 power systems in 11 countries and has won numerous awards. IP differentiates the development of Entrade, but it is the foundation of Zero Carbon Technology. Entrade and its companies have raised over 150 Mil. USD in Venture Funding, last at 250 Mil. USD valuation.

In a nutshell, Entrade is the technology predecessor to Zero Carbon. However, beyond the personal history of the core team, there is no legal connection between these companies.

Julien Uhlig, the founder of Zero Carbon, also owns EX Venture Inc., a Company that offers management, consulting, and marketing services to three related companies: 1. EX Zero Carbon Inc., 2. LIV-life Inc., and 3) Gemini One Inc. EX Venture is compensated by these companies for managerial, consulting, and marketing services. Ex Venture will also be compensated in case of a successful sale of these companies. EX Venture also holds a buyout option for 100% of the shares of each company.

EX Venture Inc. does not hold any equity in these related companies. This has been designed in accordance with limitations of investment companies under the Crowdfunding Act as provided in a legal statement from the founder's securities lawyer, Mario Naum, presented to WeFunder on October 19, 2021. The legality of EX Venture's corporate structure and related companies was vetted and validated by Wefunder in 2021.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments



companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

EX ZERO CARBON, INC. cash in hand is $26,000, as of February 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 12 months.

Since the date our financials cover, the company has opened a line of credit of $250.000 for ongoing operations. Research and Development as well as a Signature Pilot project have begun in Paris, France managed by MFC Gmbh in Germany which is Providing the Global Exclusive License for EX Zero Carbon Inc.

We are not expecting revenue in the next 3-6 months. After completion of our flagship project in Paris we expect down payments for future projects in Q3 2023. We need $35,000 for basic ongoing operations to reach that point.

We expect profitability by year-end 2023 as the companies overhead is very low, and the company currently does not have large ongoing payment obligations. We expect profitability by year-end with the down-payments of any next phase projects.

EX Zero Carbon Inc. is the License holder of the German Company MFC GmbH, which is covering the cost of project development through mainly government grants provided in Germany as well as a paid flagship project in Paris. Short term funding needs will be covered by founders as well as EX Venture Inc.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Julien Uhlig, certify that:

(1) the financial statements of EX ZERO CARBON, INC. included in this Form are true and complete in all material respects ; and

(2) the financial information of EX ZERO CARBON, INC. included in this Form reflects accurately the information reported on the tax return for EX ZERO CARBON, INC. filed for the most recently completed fiscal year.

Julien Uhlig
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a

investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.zero-x.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Julien Uhlig
Julien Uhlig

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Cooley Go Convertible Note
- SPV Subscription Agreement
- Cooley Go Convertible Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Julien Uhlig
- Julien Uhlig

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

EX ZERO CARBON, INC.

By

Julien Uhlig

CEO at ZERO CARBON INC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.